1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 31, 2005

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                        No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2005/08/31

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan HoChen
Name:	Tan HoChen
Title:	Chairman & CEO

Exhibit

Exhibit	Description
1.	Financial Statements for the Six Months Ended June 30, 2005 and 2004 together with Independent Auditors’ Report- ROC GAAP

2.	Financial Statements as of December 31, 2004 and June 30, 2005 (Unaudited) and for Three Months and Six Months Ended June 30, 2004 and 2005 (Unaudited)- US GAAP

3.	Press Release on 2005/08/31

Exhibit 1

Chunghwa Telecom Co., Ltd.

Financial Statements for the Six Months Ended June 30, 2005 and 2004 and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of June 30, 2005 and 2004, and the related statements of operations, changes in stockholders’ equity and cash flows for the six months then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except for the matters described in the next paragraph, we conducted our audits in accordance with the Regulations for Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those regulations and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As stated in Note 9 to the financial statements, we did not audit the financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting in 2004. The aggregate carrying values of the equity-accounted investments was NT$1,443,558 thousand as of June 30, 2004 and the equity in their net gain was NT$24,076 thousand for the six months then ended.

In our opinion, except for the matters described in the preceding paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the six months then ended in conformity with relevant regulations, regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 3 to the financial statements, the Company’s accounts are subject to examination by the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2004 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.

August 10, 2005

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

JUNE 30, 2005 AND 2004

(Amounts in New Taiwan Thousand Dollars, Except Par Value Data)

	2005		2004
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$51,393,824	11	$42,826,224	9
Short-term investments (Notes 2 and 5)	14,518,307	3	2,302,171	—
Trade notes and accounts receivable, net of allowance for doubtful receivable of $2,535,474 in 2005 and $2,439,084 in 2004 (Notes 2 and 6)	12,211,196	2	14,391,648	3
Other current monetary assets	1,752,041	—	1,970,177	—
Inventories, net (Notes 2 and 7)	1,198,713	—	1,162,433	—
Deferred income taxes (Notes 2 and 17)	12,519,259	3	12,070,575	3
Other current assets (Note 8)	4,143,460	1	3,198,478	1

Total current assets	97,736,800	20	77,921,706	16

INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS (Notes 2, 9 and 21)
Funds	2,000,000	—	2,000,000	—
Investments accounted for using the equity method	1,493,175	—	1,443,558	—
Investments accounted for using the cost method	2,605,956	1	2,076,593	1

Investment in unconsolidated companies and funds	6,099,131	1	5,520,151	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 10 and 20)
Cost
Land	101,929,974	21	101,827,180	21
Land improvements	1,460,144	—	1,446,419	—
Buildings	56,589,274	12	54,327,287	11
Machinery and equipment	22,004,380	5	22,117,846	5
Telecommunications network facilities	622,009,585	128	615,627,149	128
Miscellaneous equipment	2,057,414	—	2,129,950	1

Total cost	806,050,771	166	797,475,831	166
Revaluation increment on land	5,951,340	1	5,951,540	1

	812,002,111	167	803,427,371	167
Less: Accumulated depreciation	473,260,856	97	455,099,387	95

	338,741,255	70	348,327,984	72
Construction in progress and advances related to acquisitions of equipment	28,554,197	6	36,021,523	8

Property, plant and equipment, net	367,295,452	76	384,349,507	80

INTANGIBLE ASSETS
3G concession (Note 2)	10,106,219	2	10,179,000	2
Deferred pension cost (Notes 2 and 19)	1,737,314	1	1,282,799	—
Patents and computer software, net (Note 2)	176,446	—	221,570	—

Total intangible assets	12,019,979	3	11,683,369	2

OTHER ASSETS
Refundable deposits	1,354,325	—	1,099,467	1
Overdue receivables, net of allowance for losses of $1,352,750 in 2005 and $3,314,165 in 2004 (Notes 2 and 6)	394,340	—	708,979	—
Deferred income taxes - non-current (Notes 2 and 17)	—	—	14,256	—
Other	340,634	—	407,136	—

Total other assets	2,089,299	—	2,229,838	1

TOTAL	$485,240,661	100	$481,704,571	100

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade notes and accounts payable	$10,569,719	2	$10,986,703	2
Income tax payable (Notes 2 and 17)	5,701,198	1	5,636,840	1
Accrued expenses (Note 11)	12,645,154	3	12,081,589	3
Accrued pension liabilities (Notes 2 and 19)	2,013,198	1	3,406,072	1
Dividends payable (Note 12)	45,344,307	9	43,414,762	9
Current portion of long-term loans (Note 14)	200,000	—	200,000	—
Other current liabilities (Notes 13 and 20)	18,511,667	4	18,027,326	4

Total current liabilities	94,985,243	20	93,753,292	20

LONG-TERM LIABILITIES
Long-term loans (Note 14)	300,000	—	500,000	—
Deferred income	336,008	—	372,133	—

Total long-term liabilities	636,008	—	872,133	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 10)	94,986	—	211,182	—

OTHER LIABILITIES
Customers’ deposits	5,721,911	1	5,655,234	1
Other	216,018	—	195,561	—

Total other liabilities	5,937,929	1	5,850,795	1

Total liabilities	101,654,166	21	100,687,402	21

STOCKHOLDERS’ EQUITY
Common capital stock - $10 par value; authorized, issued and outstanding - 9,647,725 thousand shares	96,477,249	20	96,477,249	20

Capital surplus:
Paid-in capital in excess of par value	214,529,603	44	214,538,597	45
Capital surplus from revaluation of land	5,856,353	1	5,740,358	1
Donations	13,170	—	13,170	—

Total capital surplus	220,399,126	45	220,292,125	46

Retained earnings:
Legal reserve	39,272,477	8	34,286,147	7
Special reserve	2,680,184	1	2,675,941	—
Unappropriated earnings	24,763,066	5	27,286,229	6

Total retained earnings	66,715,727	14	64,248,317	13

Other adjustment
Cumulative translation adjustments	(5,607)	—	(522)	—

Total stockholders’ equity	383,586,495	79	381,017,169	79

TOTAL	$485,240,661	100	$481,704,571	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 10, 2005)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(Amounts in New Taiwan Thousand Dollars, Except Basic Net Income Per Share Data)

	2005		2004
	Amount	%	Amount	%
SERVICE REVENUES	$89,719,082	100	$90,816,901	100

COSTS OF SERVICES (Note 20)	45,836,600	51	45,105,309	50

GROSS PROFIT	43,882,482	49	45,711,592	50

OPERATING EXPENSES
Marketing	12,017,291	13	11,171,007	12
General and administrative	1,511,035	2	1,366,619	1
Research and development	1,608,047	2	1,504,086	2

Total operating expenses	15,136,373	17	14,041,712	15

INCOME FROM OPERATIONS	28,746,109	32	31,669,880	35

OTHER INCOME
Penalties income	516,405	1	442,556	1
Foreign exchange gain, net	349,450	—	8,240	—
Interest	215,551	—	115,371	—
Income from sale of scrap	201,333	—	375,102	—
Dividends income	57,881	—	28,434	—
Equity in net gain of unconsolidated companies	64,982	—	24,076	—
Other income	437,995	1	270,992	—

Total other income	1,843,597	2	1,264,771	1

OTHER EXPENSES
Losses on disposal of property, plant and equipment	27,977	—	118,427	—
Interest	941	—	229	—
Other expense	739,612	1	793,683	1

Total other expenses	768,530	1	912,339	1

INCOME BEFORE INCOME TAX	29,821,176	33	32,022,312	35

INCOME TAX (Notes 2 and 17)	5,492,809	6	5,642,364	6

NET INCOME	$24,328,367	27	$26,379,948	29

(Continued)

	2005		2004
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE
Basic net income per share (Notes 2 and 18)	$3.09	$2.52	$3.32	$2.73

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 10, 2005)	(Concluded	)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(Amounts in New Taiwan Thousand Dollars)

	Common Capital Stock		Capital Surplus (Notes 10 and 15)
	Shares (Thousands)	Amount	Paid -in Capital in Excess of Par Value	Capital Surplus from Revaluation of Land	Donations	Total
BALANCE, JANUARY 1, 2005 (AS ADJUSTED, Note 3)	9,647,725	$96,477,249	$214,538,597	$5,740,185	$13,170	$220,291,952
Net transfer of property, plant and equipment to National Properties Bureau and other government agencies	—	—	(8,994)	(28)	—	(9,022)
Reclassification of the reserve for land value incremental tax to capital surplus	—	—	—	116,196	—	116,196
Net income for the six months ended June 30, 2005	—	—	—	—	—	—
Cumulative translation adjustment for foreign-currency investments in consolidated companies	—	—	—	—	—	—

BALANCE, JUNE 30, 2005	9,647,725	$96,477,249	$214,529,603	$5,856,353	$13,170	$220,399,126

BALANCE, JANUARY 1, 2004 (AS ADJUSTED)	9,647,725	$96,477,249	$214,538,597	$5,740,358	$13,170	$220,292,125
Net income for the six months ended June 30, 2004	—	—	—	—	—	—

BALANCE, JUNE 30, 2004	9,647,725	$96,477,249	$214,538,597	$5,740,358	$13,170	$220,292,125

	Retained Earnings (Note 15)				Cumulative Translation Adjustments (Note 2)	Total Stockholders’ Equity
	Legal Reserve	Special Reserve	Unappropriated Earnings	Total
BALANCE, JANUARY 1, 2005 (AS ADJUSTED, Note 3)	$39,272,477	$2,680,184	$434,699	$42,387,360	$(4,765)	$359,151,796
Net transfer of property, plant and equipment to National Properties Bureau and other government agencies	—	—	—	—	—	(9,022)
Reclassification of the reserve for land value incremental tax to capital surplus	—	—	—	—	—	116,196
Net income for the six months ended June 30, 2005	—	—	24,328,367	24,328,367	—	24,328,367
Cumulative translation adjustment for foreign-currency investments in consolidated companies	—	—	—	—	(842)	(842)

BALANCE, JUNE 30, 2005	$39,272,477	$2,680,184	$24,763,066	$66,715,727	$(5,607)	$383,586,495

BALANCE, JANUARY 1, 2004 (AS ADJUSTED)	$34,286,147	$2,675,941	$906,281	$37,868,369	$(522)	$354,637,221
Net income for the six months ended June 30, 2004	—	—	26,379,948	26,379,948	—	26,379,948

BALANCE, JUNE 30, 2004	$34,286,147	$2,675,941	$27,286,229	$64,248,317	$(522)	$381,017,169

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 10, 2005)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(Amounts in New Taiwan Thousand Dollars)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$24,328,367	$26,379,948
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	459,270	801,685
Depreciation and amortization	20,603,978	20,573,977
Unrealized loss on reduction of short-term investments to market	13,862	—
Gain on sale of short-term investments	(67,744)	—
Reversal of allowance for losses on inventories	—	(1,297)
Loss on disposal of property, plant and equipment	27,977	118,427
Equity in net gain of unconsolidated companies	(64,982)	(24,076)
Deferred income taxes	(229,298)	115
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	1,381,708	(515,779)
Other current monetary assets	(238,757)	(345,086)
Inventories	43,705	(588,706)
Other current assets	(3,479,333)	(2,666,244)
Overdue receivables	(453,225)	(371,380)
Increase (decrease) in:
Trade notes and accounts payable	(3,717,390)	(78,864)
Income tax payable	671,540	708,788
Accrued expenses	(1,686,561)	(2,080,474)
Accrued pension liabilities	(497,581)	(1,058,012)
Other current liabilities	1,221,322	768,032
Deferred income	(25,121)	(46,904)

Net cash provided by operating activities	38,291,737	41,574,150

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in short-term investments	(5,349,912)	(2,302,171)
Proceeds from disposal of investments in unconsolidated companies	—	10
Acquisitions of property, plant and equipment	(9,791,919)	(9,482,893)
Proceeds from disposal of property, plant and equipment	1,364	819
Increase of intangible assets	(42,611)	(51,515)
Decrease (increase) in other assets	(45,892)	922,782

Net cash used in investing activities	(15,228,970)	(10,912,968)

(Continued)

	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES
Payment on principal of long-term loans	$(200,000)	$—
Decrease in customers’ deposits	(764,473)	(1,340,433)
Increase (decrease) in other liabilities	12,719	(47,554)

Net cash used in financing activities	(951,754)	(1,387,987)

NET INCREASE IN CASH AND CASH EQUIVALENTS	22,111,013	$29,273,195

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	29,282,811	13,553,029

CASH AND CASH EQUIVALENTS, END OF PERIOD	$51,393,824	$42,826,224

SUPPLEMENTAL INFORMATION
Interest paid	$941	$229

Income tax paid	$5,050,567	$4,933,446

NON-CASH FINANCING ACTIVITIES
Dividend payable	$45,344,307	$43,414,762

Current portion of long-term loans	$200,000	$200,000

Reclassification of the reserve for land value incremental tax to capital surplus	$116,196	$—

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 10, 2005)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa and the DGT continues to be the industry regulator.

As a “dominant telecommunications service provider” of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

The MOTC is in the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of the Company’s common shares were sold by an auction, in connection with the foregoing privatization plan, in domestic public offerings in June 2001, December 2002, March 2003, April 2003 and July 2003. Certain of the Company’s common shares were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) in July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The Company sold 289,431 thousand common shares, which represented 3% of the Company’s total outstanding common shares, by auction in a domestic public offering on August 9, 2005. The Company expects to complete the transfer of the shares on August 12, 2005. The Prospectus for the second international offering of securities in the form of ADS was delivered to US Securities and Exchange Commission (the “SEC”) on July 6, 2005. The Company issued ADSs of 135,068 thousand units, which equaled approximately 1,350,682 thousand common shares and represented 14.00% of the Company’s total outstanding common shares on August 9, 2005. The Company expects to deliver the ADS through the book-entry transfer facilities of The Depository Trust Company on or about August 12, 2005. The MOTC intends to continue to sell certain of the Company’s common shares to the Company’s employees. After the transfer in the international offering of ADS and in domestic public offering in August 2005, the MOTC owns 47.84% shares of the Company.

The numbers of employees as of June 30, 2005 and 2004 are 27,984 and 28,508, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with relevant regulations, regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China. The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowances on inventories, useful lives of long term assets, pension plans and income tax. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Basis of Accounting

As a state-owned company, the Company maintains statutory accounts in accordance with the laws and regulations issued by the Executive Yuan (executive branch), the MOTC, the Ministry of Audit (the “MOA”) of the Control Yuan and, in the absence of any specific laws and regulations applicable to a particular transaction or account, the regulations governing the preparation of financial statements of public companies and generally accepted accounting principles in the Republic of China. The accounts are subject to annual examinations by the Directorate General of Budget, Accounting and Statistics (the “DGBAS”) of the Executive Yuan and by the MOA (DGBAS and MOA are hereinafter referred to as “government agencies”). The objective of these examinations is to evaluate the Company’s performance against the budget approved by the Legislative Yuan. The accounts are considered final only after any adjustments based on the annual examinations are taken into account. The accounts for the year ended December 31, 2004 have been examined by these government agencies and resulting adjustments were recorded retroactively.

Current Assets and Liabilities

Current assets are commonly identified as those which are reasonably expected to be realized in cash; or sold or consumed within one year. Current liabilities are obligations which mature within one year.

Cash and Cash Equivalents

Cash and cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-term Investments

The investments are carried at the lower of cost or market value. An allowance for decline in value is provided when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance will result from a subsequent recovery of the carrying value.

The cost of short-term investments sold are determined using the moving weighted-average method.

Allowance for Doubtful Receivables

Allowance for doubtful receivables is provided on the basis of review of the collectibility of individual receivables. The Company evaluates the collectibility of individual receivables according to its aging analysis, etc. periodically.

Inventories

Inventories are stated at the lower of cost (weighted-average cost method) or market value (replacement cost or net realizable value).

Investments in Unconsolidated Companies

Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

Investments in shares of stock with no readily determinable market value are accounted for using the cost method when the ownership is less than 20%. Reductions in carrying value of those investments less reductions for decline in value are charged to stockholders’ equity. Reductions which are determined to be other than temporary are charged to current income. Cash dividends received are recorded as income.

Stock dividends received are accounted for as increases in the number of shares hold but not recognized as income.

The cost of investments sold are determined using the weighted-average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

The Company adopted ROC Financial Accounting Standards No. 35, “Accounting for the Impairment of Long-lived Assets” on December 31, 2004.

An impairment loss is recognized when the recoverable amount of an asset is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated depreciation. An impairment loss on a revalued asset is recognized directly against capital surplus from revaluation for the asset to the extent that the impairment loss does not exceed the amount in the capital surplus from revaluation for that same asset. A reversal of an impairment loss on a revalued asset is credited directly to capital surplus from revaluation under the heading capital surplus from revaluation. However, to the extent that an impairment loss on the same revalued asset was previously recognized in profit or loss, a reversal of that impairment loss is also recognized in profit or loss.

Depreciation expense is determined based upon the asset’s estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements, 10 to 30 years; buildings, 10 to 60 years; machinery and equipment, 6 to 10 years; telecommunication network facilities, 6 to 15 years; and miscellaneous equipment, 3 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Intangible Assets

The amount recorded for the 3G Concession is amortized upon the MOTC approval of using the straight-line method over the lower of the legal useful life or estimated useful life. Patents are amortized using the straight-line method over the estimated useful lives ranging from 12 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years.

An impairment loss is recognized when the recoverable amount of an intangible asset other than goodwill is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated amortization.

Pension Costs

Pension costs are recognized according to the budget approved by the Legislative Yuan and the actuarial report. In addition, the DGBAS issued instructions that the pension costs of all state-owned companies to be privatized should be measured and recognized on the assumption that there is no privatization and that an additional amount should be calculated on the basis of the employees’ service years if the additional amount does not reduce the budgeted net income. An additional minimum liability is recognized, if an unfunded accumulated benefit obligation exists, and an equal amount is recognized as an intangible asset, provided that the asset recognized does not exceed the amount of unrecognized net transition obligation and unrecognized prior service cost.

Revenue Recognition

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Service revenue is based on the fair value of the sales price, after business discount and quantity discount, between the Company and customer. The sales price of service revenue is the amounts which mature within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating fair value.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees are recognized upon activation, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Expense Recognition

Expenses including commissions paid to agencies and handset subsidy costs paid to a vendor that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract are charged to income as incurred.

Income Tax

The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is more likely than not that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or non-current according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or non-current depending on the expected reversal date of the temporary difference.

Investment tax credits utilized are recognized as reduction of income tax expense.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision. Income taxes (10%) on undistributed earnings are recorded as expense in the year when the stockholders have resolved that the earnings shall be retained.

Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.

Foreign-currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction is included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

a.	Long-term stock investments accounted for by the equity method - as cumulative translation adjustment under stockholders’ equity.

b.	Other assets and liabilities - credited or charged to current income.

Foreign Currency Forward Exchange Contracts

The Company enters into foreign currency forward contracts to manage currency exposures in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the current rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing current rate at the balance sheet date and the resulting differences are recognized and charged to income. Also the receivables and payables related to the forward contract are netted with the resulting amount presented as either other current monetary asset or other current liability. Any resulting gain or loss upon settlement is charged to income in the period of settlement.

3.	ADJUSTMENTS OF FINANCIAL STATEMENTS

For the Year Ended December 31, 2004

The Company’s financial statements for the year ended December 31, 2004 had been examined by the government agencies, and the resulting adjustments had been recorded retroactively as of December 31, 2004. The effects of these adjustments are summarized as follows:

	As Previously Reported	Adjustment Increase (Decrease)	As Adjusted
Balance sheet

Assets
Current assets	$67,893,025	$(31,407)	$67,861,618
Investments in unconsolidated companies and funds	6,034,991	—	6,034,991
Property, plant and equipment, net	379,483,488	—	379,483,488

(Continued)

	As Previously Reported	Adjustment Increase (Decrease)	As Adjusted
Intangible assets	$11,630,126	$—	$11,630,126
Other assets	2,127,067	—	2,127,067

Total assets	$467,168,697	$(31,407)	$467,137,290

Liabilities
Current liabilities	$55,213,108	$45,319,914	$100,533,022
Long-term liabilities	861,129	—	861,129
Reserve for land value incremental tax	211,182	—	211,182
Other liabilities	6,380,161	—	6,380,161

Total liabilities	62,665,580	45,319,914	107,985,494

Total stockholders’ equity	404,503,117	(45,351,321)	359,151,796

Total liabilities and stockholders’ equity	$467,168,697	$(31,407)	$467,137,290

Statement of income

Service revenues	$182,562,682	$—	$182,562,682
Costs of services	92,951,836	7,974	92,959,810
Operating expenses	29,947,953	1,377	29,949,330
Other income	2,743,037	—	2,743,037
Other expenses	1,644,048	—	1,644,048
Income before income tax	60,761,882	(9,351)	60,752,531
Income tax	10,891,570	(2,337)	10,889,233
Net income	49,870,312	(7,014)	49,863,298

The adjustments made by the government agencies that decreased income before income tax of $9,351 thousand were due to the different bases of estimates used by the MOA in determining certain accruals. Increased current liabilities of $45,319,914 thousand and decreased total stockholders’ equity of $45,351,321 thousand were due to the appropriations of 2004 earnings recorded at December 31, 2004 by the MOA. (Please refer to Note 15)

4.	CASH AND CASH EQUIVALENTS

	June 30
	2005	2004
Cash
Cash on hand	$97,203	$110,306
Cash in banks	2,729,045	12,245,324
Negotiable certificate of deposit, annual yield rate, ranging from 1.18%-1.30%	15,100,000	—

	17,926,248	12,355,630
Cash equivalents
Commercial paper purchased, annual yield rates - ranging from 1.17%-1.20% and 0.78%-0.97% for 2005 and 2004, respectively	33,467,576	30,470,594

	$51,393,824	$42,826,224

5.	SHORT-TERM INVESTMENTS

	June 30
	2005	2004
Open-end bond mutual funds	$14,225,810	$—
Principal guarantee notes	194,290	—
Real estate investment trust fund	100,000	—
Listed stocks	24,485	—
Commercial paper - ranging from 0.64%-0.70%	—	2,302,171

	14,544,585	2,302,171
Less: Allowance for losses	26,278	—

	$14,518,307	$2,302,171

Market value	$14,518,307	$2,302,171

The market value of short-term investments were based on the net asset value or the average price of June 2005.

6.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Six Months Ended June 30
	2005	2004
Balance, beginning of period	$4,473,433	$7,786,037
Provision for doubtful accounts	456,349	760,860
Accounts receivable written off	(1,041,558)	(2,793,648)

Balance, end of period	$3,888,224	$5,753,249

Above balance of allowance for doubtful accounts consisted of the allowance for notes, accounts receivable as well as overdue receivables.

7.	INVENTORIES, NET

	June 30
	2005	2004
Supplies	$1,187,780	$1,124,116
Work in process	10,933	806
Materials in transit	—	37,511

	$1,198,713	$1,162,433

The insurance coverage on inventories as of June 30, 2005 amounted to $1,213,989 thousand.

8.	OTHER CURRENT ASSETS

	June 30
	2005	2004
Prepaid expenses	$4,019,587	$3,083,242
Miscellaneous	123,873	115,236

	$4,143,460	$3,198,478

9.	INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS

	June 30
	2005		2004
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
Funds
Fixed Line Funds	$1,000,000		$1,000,000
Piping Funds	1,000,000		1,000,000

	2,000,000		2,000,000

Investments in unconsolidated companies
Equity investees
Chunghwa Investment (“CHI”)	925,719	49	976,957	49
Taiwan International Standard Electronics (“TISE”)	567,456	40	466,601	40

	1,493,175		1,443,558

Cost investees
Taipei Financial Center (“TFC”)	2,529,206	12	1,999,843	12
RPTI International (“RPIT”)	71,500	12	71,500	12
Siemens Telecommunication Systems (“Siemens”)	5,250	15	5,250	15

	2,605,956		2,076,593

Total investments in unconsolidated companies	4,099,131		3,520,151

	$6,099,131		$5,520,151

The carrying values of the equity investees and the equity in their net loss and net income as of and for the six months ended June 30, 2005 are based on audited financial statements. The aggregate carrying value of the investments based on audited financial statements was $1,493,175 thousand as of June 30, 2005, and the equity in their net gain was $64,982 thousand for the six months ended June 30, 2005. The carrying values of the equity investees and the equity in their net loss and net income as of and for the six months ended June 30, 2004 are based on unaudited financial statements. The aggregate carrying value of the investments based on unreviewed financial statements was $1,443,558 thousand as of June 30, 2005, and the equity in their net gain was $24,076 thousand for the six months ended June 30, 2004.

The equity in the net assets of investments in unconsolidated companies accounted for using the cost method as computed by the percentage of ownership was $2,201,720 thousand and $1,950,420 thousand as of June 30, 2005 and 2004, respectively.

As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required to contribute to a Fixed Line Fund managed by the Ministry of Interior Affairs and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects, and any deficiency of the funds will be reimbursed by the companies.

10.	PROPERTY, PLANT AND EQUIPMENT

	June 30
	2005	2004
Cost
Land	$101,929,974	$101,827,180
Land improvements	1,460,144	1,446,419
Buildings	56,589,274	54,327,287
Machinery and equipment	22,004,380	22,117,846
Telecommunications network facilities	622,009,585	615,627,149
Miscellaneous equipment	2,057,414	2,129,950

Total cost	806,050,771	797,475,831
Revaluation increment on land	5,951,340	5,951,540

	812,002,111	803,427,371

Accumulated depreciation
Land improvements	725,184	664,960
Buildings	12,736,584	11,798,454
Machinery and equipment	15,633,885	15,677,768
Telecommunications network facilities	442,409,554	425,184,711
Miscellaneous equipment	1,755,649	1,773,494

	473,260,856	455,099,387

Construction in progress and advances related to acquisition of equipment	28,554,197	36,021,523

Property, plant and equipment-net	$367,295,452	$384,349,507

Pursuant to the related regulations, the Company revalued its land owned as of April 30, 2000 based on the publicly announced values as of July 1, 1999. These revaluations, which were approved by the MOA, resulted in increases in the carrying value of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and capital surplus of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005. In accordance with the lowered tax rates, the Company recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to capital surplus.

On July 1, 1996, pursuant to the guidance in connection with the incorporation of the Company and as instructed by the ROC’s Executive Yuan, the ROC Government (through the MOTC) transferred to the Company certain land and buildings with a carrying value of $120,957,303 thousand. Those properties, as of that date, were registered in the name of the ROC’s National Properties Bureau (“NPB”). All the properties had been registered in the name of the Company.

Depreciation on property, plant and equipment for the years ended June 30, 2005 and 2004 amounted to $20,407,512 thousand and $20,438,185 thousand, respectively. No interest expense was capitalized for the six months ended June 30, 2005 and 2004.

The insurance coverage on property, plant and equipment as of June 30, 2005 aggregated $2,294,560 thousand.

11.	ACCRUED EXPENSES

	June 30
	2005	2004
Accrued salary and compensation	$9,227,385	$8,774,733
Accrued franchise fees	1,237,201	1,237,244
Other accrued expenses	2,180,568	2,069,612

	$12,645,154	$12,081,589

12.	DIVIDENDS PAYABLE

The distribution of earnings for the year 2004 and 2003 were approved in the shareholders’ meeting held on June 21, 2005 and June 25, 2004, respectively. Cash dividends for the year 2004 and 2003 were $4.7 and $4.5 per shares, and amounted to $45,344,307 thousand and $43,414,762 thousand, respectively. The distributing dates were August 17, 2005 and July 19, 2004, respectively.

13.	OTHER CURRENT LIABILITIES

	June 30
	2005	2004
Advances from subscribers	$4,606,859	$3,467,507
Amounts collected in trust for others	4,207,821	3,940,426
Payables to equipment suppliers	3,838,658	2,819,929
Refundable customers’ deposits	2,775,821	4,687,567
Other payables	1,312,668	1,344,465
Payables to constructors suppliers	1,198,097	1,020,881
Miscellaneous	571,743	746,551

	$18,511,667	$18,027,326

14.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	June 30
	2005	2004
Loan from the Common Tunnel Fund	$500,000	$700,000
Less: Current portion of long-term loans	200,000	200,000

	$300,000	$500,000

The loan amount of NT$0.7 billion from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit of NT$1 billion until March 12, 2007, with a restricted lending term of five years. The outstanding principal was payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT$0.3 billion) starting on March 12, 2005.

As of June 30, 2005, the Company had unused credit lines totaling approximately $177,200,000 thousand, which are available for short-term and long-term borrowings.

15.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, authorized capital is divided into 9,647,724,900 common shares and 2 preferred shares (at $10 par value per share), all of which are issued and outstanding. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights;

b.	Sell their ADSs; and

c.	Receive dividends declared and subscribe to the issuance of new shares.

As of June 30, 2005, therefore, the outstanding ADSs were 110,975 thousand units, which equaled approximately 1,109,749 thousand common shares and represented 11.50% of the Company’s total outstanding common shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of the dividends to be distributed. In addition, if the cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Telecommunications service is capital-intensive and the Corporation requires capital expenditures to sustain its competitive position in a high-growth market. Therefore, the Company’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

Furthermore, under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when the balance is 50% of the aggregate par value of the outstanding capital stock of the Company, the Company may, at its option, declare 50% of the reserve as a stock dividend and transfer the amount to capital.

The appropriation and distributions of the 2004 earning of the Company have been approved and resolved by the stockholders in June 21, 2005, where special reserve of $4,243 thousand, 10% legal reserve of $4,987,031 thousand and cash dividends of $45,344,307 thousand ($4.7 per share). After examination by the MOA, 10% legal reserve was decreased $701 thousand, from $4,987,031 thousand to $4,986,330 thousand. The appropriation and distributions adjustments have been recorded retroactively as of December 31, 2004 under the regulations of government. (Refer to Note 3.)

Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated in 1999 and onwards. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

16.	PERSONNEL, DEPRECIATION AND AMORTIZATION EXPENSES

	Six Months Ended June 30, 2005
	Cost of Services	Operating Expenses	Total
Personnel expense
Salaries	$7,817,833	$4,808,808	$12,626,641
Insurance	289,692	186,218	475,910
Pension	1,417,963	880,180	2,298,143
Other compensation	2,903,717	1,760,618	4,664,335

	12,429,205	7,635,824	20,065,029
Depreciation expense	19,247,995	1,159,517	20,407,512
Amortization expense	135,663	53,826	189,489

	$31,812,863	$8,849,167	$40,662,030

	Six Months Ended June 30, 2004
	Cost of Services	Operating Expenses	Total
Personnel expense
Salaries	$7,763,949	$4,638,968	$12,402,917
Insurance	288,107	181,736	469,843
Pension	679,675	411,754	1,091,429
Other compensation	2,939,892	1,760,573	4,700,465

	11,671,623	6,993,031	18,664,654
Depreciation expense	19,337,819	1,100,366	20,438,185
Amortization expense	73,047	62,745	135,792

	$31,082,489	$8,156,142	$39,238,631

17.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% and income tax payable shown in the statements of income is as follows:

	Six Months Ended June 30
	2005	2004
Income tax expense computed at statutory income tax rate of 25%	$7,455,284	$8,005,568
Add (deduct) tax effect of:
Permanent differences	(99,536)	(39,704)
Timing differences	(152,696)	(664,407)
Investment tax credits	(1,518,053)	(1,680,469)

Income tax payable	$5,684,999	$5,620,988

b.	Income tax expense consisted of the following:

	Six Months Ended June 30
	2005	2004
Income tax payable	$5,684,999	$5,620,988
Separated income tax	41,858	21,261
Income tax - deferred	(229,298)	115
Adjustments of prior years’ income tax	(4,750)	—

Income tax expense	$5,492,809	$5,642,364

The balance of income tax payable at June 30, 2005 and 2004 were shown net of prepaid income tax.

c.	Deferred income tax assets (liabilities) consist of the following:

	June 30
	2005	2004
Current
Deferred income tax assets:
Accrued pension cost	$12,507,506	$12,012,728
Provision for doubtful receivables	302,845	950,016
Other	85,717	60,150

	12,896,068	13,022,894
Less: Valuation allowance	(302,845)	(950,016)

	12,593,223	12,072,878
Deferred income tax liability:
Unrealized foreign exchange gain	(73,964)	(2,303)

Net deferred income tax assets	$12,519,259	$12,070,575

Noncurrent deferred income tax assets:
Unrealized losses on disposal of property, plant and equipment	$—	$14,256

d.	The related information under the Integrated Income Tax System is as follows:

	June 30
	2005	2004
Balance of Imputation Credit Account (ICA)	$11,364,834	$13,576,082

The estimated ICA rate for the year ended December 31, 2004 and the actual ICA rate for the year ended December 31, 2003 were 22.40% and 27.68%, respectively. The credit available for allocation to the stockholders is calculated on the basis of the balance of ICA on the date of distribution of dividends. Accordingly, the estimated rate as of December 31, 2004 may differ from the actual rate determined based on the balance of the ICA on the dividend distribution date.

e.	Undistributed earnings information

As of June 30, 2005 and 2004, the Company’s undistributed earnings generated in June 30, 1998 and onward were $32,336 thousand for both years.

Income tax returns through the year ended December 31, 2004 had been examined by the tax authorities.

18.	EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Denominator)	Net Income per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Six months ended June 30, 2005

Net income	$29,821,176	$24,328,367

Basic net income per share			9,647,725	$3.09	$2.52

Six months ended June 30, 2004

Net income	$32,022,312	$26,379,948

Basic net income per share			9,647,725	$3.32	$2.73

19.	PENSION PLAN

The Company has different pension plans for its employees depending on their classifications. In general, the employees’ pension entitlement is based on MOTC regulations, Labor Law and/or the private pension plan of the Company.

The funding of the pension plan for employees classified as staff is based on the budget approved by the Legislative Yuan and a supplementary budget approved by the Executive Yuan. The staff pension fund is administered by a pension fund committee and deposited in its name in a commercial bank. The pension plan for employees classified as workers is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China.

The Labor Pension Act of ROC is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage.

Contributions and payments information are as follows:

	Six Months Ended June 30
	2005	2004
Contributions
Staff	$2,781,185	$2,089,977
Workers	125,681	114,170

Payments
Staff	2,078,567	2,067,012
Workers	30,572	44,320

Pension costs amounted to $2,409,284 thousand and $1,146,135 thousand for the six months ended June 30, 2005 and 2004, respectively.

20.	TRANSACTIONS WITH RELATED PARTIES

As the Company is a state-owned enterprise, the ROC Government is one of the Company’s major customers. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures will be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics (“TISE”) Chunghwa System Integration (“CSI”)	Equity-accounted investee Subsidiary of equity-accounted investee

b.	Significant transactions with the above related parties are summarized as follows:

	June 30
	2005		2004
	Amount	%	Amount	%
1) Payables
Accrued expense
TISE	$47,953	—	$21,206	—

Payable to construction supplier (included in “other current liabilities”)
TISE	$3,478	—	$16,513	—

	Six Months Ended June 30, June 30
	2005		2004
	Amount	%	Amount	%
2) Cost of services
TISE	$69,325	—	$30,705	—
CSI	15,317	—	53,031	—

	$84,642	—	$83,736	—

3) Acquisition of properties
TISE	$306,062	3	$732,440	8
CSI	205,216	2	38,831	—

	$511,278	5	$771,271	8

The foregoing acquisitions were conducted under normal commercial terms.

21.	COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2005, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of buildings of $3,050,290 thousand.

b.	Acquisitions of telecommunications equipment of $15,204,895 thousand.

c.	Unused letters of credit of approximately $6,275,822 thousand.

d.	Contracts to print billing, envelops and telephone directories of approximately $312,250 thousand.

e.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

Year	Amount
The six months ended December 31, 2005	$687,649
2006	1,137,334
2007	782,369
2008	456,826
2009 and thereafter	206,585

f.	A commitment to contribute $2,500,000 thousand to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which $1,000,000 thousand has been contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and how much is the contribution from each party.

g.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996.

h.	A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Chunghwa Post Co., Ltd. (the former Directorate General of Postal Service). In accordance with the pay order dated July 12, 2005 from the Taiwan Taipei District Court, the Company is required to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of the Company’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District court on July 29, 2005.

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Derivative financial instruments

The Company entered into derivative financial instrument transactions to manage exposures related to foreign-currency denominated payable fluctuation. There were no foreign currency forward exchange contracts outstanding as of June 30, 2005 and 2004.

1)	Transaction risk

a)	Credit risk

The Company is exposed to credit risk in the event of non-performance of the counter parties to forward contracts on domestic maturities. In order to manage this risk, the Company conducts transactions only with domestic financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults are anticipated.

b)	Market risk

Market risk is the exposure created by potential exposures to changes of foreign exchange rate related to its foreign-currency-denominated assets and/or liabilities and changes on interest rates related to its obligations.

c)	Liquidation risk and cash flow risk

The Company entered into foreign currency forward exchange contracts to hedge its exposure to the effect of exchange rate fluctuations on net liabilities. At the maturity of the contracts, the Company has sufficient cash to cover the cash out, therefore the Company believes there are no significant liquidation risk and cash flow risk.

2)	Transaction gains and losses

Net exchange loss for the six months ended June 30, 2004 was $26,784 thousand.

b.	Fair value of non-derivative financial instruments

	June 30
	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Nonderivative financial instruments

Assets
Cash and cash equivalents	$51,393,824	$51,393,824	$42,826,224	$42,826,224
Short-term investments	14,518,307	14,518,307	2,302,171	2,302,171
Trade notes and accounts receivable, net	12,211,196	12,211,196	14,391,648	14,391,648
Other current monetary assets	1,752,041	1,752,041	1,970,177	1,970,177
Investments in unconsolidated companies and funds	6,099,131	5,919,501	5,520,151	5,793,542
Refundable deposits	1,354,325	1,354,325	1,099,467	1,099,467
Overdue receivables, net	394,340	394,340	708,979	708,979

Liabilities
Trade notes and accounts payable	10,569,719	10,569,719	10,986,703	10,986,703
Accrued expenses	12,645,154	12,645,154	12,081,589	12,081,589
Dividend payable	45,344,307	45,344,307	43,414,762	43,414,762
Long-term loans - current portion	200,000	200,000	200,000	200,000
Long-term loans	300,000	300,000	500,000	500,000
Customers’ deposits	5,721,911	5,721,911	5,655,234	5,655,234

The Company’s basis for determining the fair values is as follows:

a)	Financial instruments except those mentioned in b) and c) - the carrying values of such financial instruments reported in the balance sheet approximate the fair values of these assets.

b)	Fair values of investments in unconsolidated companies and funds are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

c)	Long-term loans (including long-term loans - current portion). The fair value is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

23.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: See Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: See Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: See Table 3.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: None.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: None.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: See Table 4.

j.	Derivative financial transactions: See Note 22.

k.	Investment in Mainland China: None.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

JUNE 30, 2005

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2005				Note
					Shares (Thousands/ Thousand Units)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Common stock
		Chunghwa Investment Co., Ltd.	Equity method investee	Investments in unconsolidated companies	98,000	$925,719	49	$925,719	Note 1
		Taiwan International Standard Electronics	Equity method investee	Investments in unconsolidated companies	1,760	567,456	40	792,062	Note 1
		Taipei Financial Center	—	Investments in unconsolidated companies	288,211	2,529,206	12	1,927,737	Note 2
		RPTI International	—	Investments in unconsolidated companies	9,234	71,500	12	107,783	Note 2
		Siemens Telecommunication Systems	—	Investments in unconsolidated companies	75	5,250	15	166,200	Note 2
		Nan Ya Plastics Corporation	Equity method investee	Short-term investment	60	2,601	—	2,699	Note 3
		Nien Hsing Textile Co., Ltd.	Equity method investee	Short-term investment	60	1,619	—	1,666	Note 3
		China Steel Corporation	Equity method investee	Short-term investment	80	2,471	—	2,526	Note 3
		China Motor Corporation	Equity method investee	Short-term investment	160	5,306	—	5,368	Note 3
		KINPO Electronics, Inc.	Equity method investee	Short-term investment	40	542	—	594	Note 3
		D-Link Corporation	Equity method investee	Short-term investment	120	4,502	—	4,530	Note 3
		Benq Corporation	Equity method investee	Short-term investment	60	1,865	—	1,895	Note 3
		Inventec Corporation	Equity method investee	Short-term investment	100	1,472	—	1,474	Note 3
		Gigabyte Technology Co., Ltd.	Equity method investee	Short-term investment	80	2,803	—	2,915	Note 3
		Realtek Semiconductor Corp.	Equity method investee	Short-term investment	40	1,304	—	1,367	Note 3

		Beneficiary certificates (mutual fund)
		JF (Taiwan) First Bond Fund	—	Short-term investment	43,557	600,000	—	600,126	Note 3
		JF (Taiwan) Taiwan Bond Fund	—	Short-term investment	33,453	500,000	—	500,100	Note 3
		Dresdner Bond DAM Fund	—	Short-term investment	70,495	800,000	—	800,028	Note 3
		Invesco ROC Bond Fund	—	Short-term investment	68,560	1,000,000	—	1,000,069	Note 3
		ABN AMRO Bond Fund	—	Short-term investment	60,977	900,000	—	900,061	Note 3
		ABN AMRO Select Bond Fund	—	Short-term investment	99,074	1,100,000	—	1,100,079	Note 3
		PCA Well Pool Fund	—	Short-term investment	81,372	1,000,000	—	1,000,033	Note 3
		HSBC Taiwan Dragon Fund	—	Short-term investment	19,967	300,000	—	302,013	Note 3
		HSBC NTD Money Management Fund 2	—	Short-term investment	47,108	650,000	—	650,000	Note 3
		FUBON Ju-I III Fund	—	Short-term investment	83,351	1,000,000	—	1,000,000	Note 3
		Shinkong Chi-Shin Fund	—	Short-term investment	142,404	2,000,000	—	2,000,427	Note 3
		NITC Bond Fund	—	Short-term investment	12,408	2,000,000	—	2,000,000	Note 3
		Barits Bond Fund	—	Short-term investment	33,683	400,000	—	401,519	Note 3
		Taishin Lucky Fund	Equity method investee	Short-term investment	9,966	100,000	—	100,259	Note 3
		TIIM High Yield Fund	Equity method investee	Short-term investment	9,902	120,000	—	120,058	Note 3
		Fuh-Hwa Albatross Fund	Equity method investee	Short-term investment	2,719	30,000	—	30,035	Note 3
		Fubon Global Reit Fund	Equity method investee	Short-term investment	20,000	200,000	—	198,800	Note 3
		Jih Sun Navigation No. 1 Fund	Equity method investee	Short-term investment	5,000	50,050	—	50,200	Note 3
		HSBC Trinity Balanced Fund	Equity method investee	Short-term investment	25,000	250,000	—	250,473	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2005				Note
					Shares (Thousands/ Thousand Units)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
		Sunrise Full Return Balance Fund	Equity method investee	Short-term investment	1,000	$10,000	—	$10,020	Note 3
		JF (Taiwan) Pacific Balanced Fund	Equity method investee	Short-term investment	10,000	100,000	—	100,208	Note 3
		Hua Nan Global Henry Fund	Equity method investee	Short-term investment	10,000	100,000	—	100,081	Note 3
		Polaris Global Reits Fund	Equity method investee	Short-term investment	20,000	200,000	—	198,800	Note 3
		Fiedelity Euro Bond Fund	Equity method investee	Short-term investment	813	407,880	—	392,249	Note 3
		Credit Suisse BF (Lux) Euro	Equity method investee	Short-term investment	28	407,880	—	392,645	Note 3

		Real estate investment trust fund
		Fubon No. 1	—	Short-term investment	10,000	100,000	—	100,700	Note 3

		Principal guarantee notes
		YCHK 3M Libor PGN	Equity method investee	Short-term investment	—	100,000	—	100,000	Note 3
		Yuanta Nan Ya PGN	Equity method investee	Short-term investment	—	94,290	—	94,290	Note 3

1	Chunghwa Investment Co., Ltd.	Common stock
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments in unconsolidated companies	60,000	613,914	100	613,914	Note 1
		Chunghwa Telecom Global	Subsidiary	Investments in unconsolidated companies	6,000	103,383	100	103,383	Note 2
		Chunghwa Investment Holding Company	Subsidiary	Investments in unconsolidated companies	589	8,447	100	8,447	Note 2
		PandaMonium Company Ltd.	Equity method investee	Investments in unconsolidated companies	602	18,406	43	18,406	Note 2
		Wayia Com Inc.	—	Investments in unconsolidated companies	4,000	40,000	19	18,188	Note 2
		TVbean Co. Ltd.Wayia Com Inc.	—	Investments in unconsolidated companies	1,200	12,000	9	10,199	Note 2
		Vantech Software Company	—	Investments in unconsolidated companies	1,223	12,960	7	15,784	Note 2
		Digimax Production Center	—	Investments in unconsolidated companies	2,000	60,000	5	17,996	Note 2

		Beneficiary certification (mutual fund)
		PCA Bond Fund	—	Short-term investment	3,947	60,191	—	60,193	Note 3
		PCA Well Pool Fund	—	Short-term investment	3,373	41,450	—	41,451	Note 3
		HSBC NTD Money Manager Fund 2	—	Short-term investment	2,675	36,896	—	36,916	Note 3
		FGIT Duoli-2 Bond Fund	—	Short-term investment	3,510	50,327	—	50,328	Note 3
		Fuwha Bond Fund	—	Short-term investment	4,802	60,200	—	60,202
		Fuwha Atex Bund Fund	—	Short-term investment	3,821	44,225	—	44,226	Note 3
		Home Ren Bund Fund	—	Short-term investment	2,076	31,354	—	31,405	Note 2
		Sheng-hua 1699 Bond Fund	—	Short-term investment	2,876	35,000	—	35,001	Note 3
		Cathay Capital Income Growth Bond Fund	—	Short-term investment	6,622	70,930	—	70,951	Note 3
		Mega Diamond Bond Fund	—	Short-term investment	3,600	40,253	—	40,542	Note 3
		Cathay Bond Fund	—	Short-term investment	6,585	74,349	—	74,492	Note 3
		NITC Bond Fund	—	Short-term investment	124	20,000	—	20,001	Note 3
		FGIT Wand Tai Bond Fund	—	Short-term investment	2,194	30,091	—	30,092	Note 2
		Truswell Bond Fund	—	Short-term investment	3,194	40,000	—	40,000	Note 3
		PIIM Bond Fund	—	Short-term investment	2,800	40,000	—	40,000	Note 3
		The Forever Fund	—	Short-term investment	2,818	40,000	—	40,001	Note 3
		Polaris De-Bao Fund	—	Short-term investment	2,899	31,500	—	31,500	Note 3
		JF Taiwan Bond Fund	—	Short-term investment	2,673	39,954	—	39,954	Note 3
		Cash Reserves Capital fund	—	Short-term investment	3,489	40,074	—	40,076	Note 3
		Safe Income Capital Fund	—	Short-term investment	1,514	22,000	—	22,015	Note 3
		Cathay Ballanced Bond Fund	—	Short-term investment	1,515	19,000	—	18,864	Note 3
		HSBC Trinity Balanced Fund	—	Short-term investment	1,500	15,001	—	15,029	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2005				Note
					Shares (Thousands/ Thousand Units)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
		Cathay Small Cap Growth Bond Fund	—	Short-term investment	1,626	$26,000	—	$25,561	Note 3
		Cathay Technology Fund	—	Short-term investment	897	13,000	—	12,722	Note 3
		Cathay Fund	—	Short-term investment	367	3,000	—	2,941	Note 3
		Polaris Taiwan Top 50 Tracker Fund	—	Short-term investment	50	2,329	—	2,350	Note 3

2	Chunghwa System Integration Co., Ltd.	Beneficiary certification (mutual fund)	—
		Fubon Ju-12 Fund	—	Short-term investment	2,492	51,128	—	51,128	Note 3
		Fuh-Hua Albatross Fund	—	Short-term investment	2,830	31,255	—	31,256	Note 3
		Fuh-Hwa Bond Fund	—	Short-term investment	3,240	42,316	—	42,317	Note 3
		Cathay Capital Income Growth Bond Fund	—	Short-term investment	2,304	24,687	—	24,688	Note 3
		Cathay Bond Fund	—	Short-term investment	3,901	44,123	—	44,127	Note 3
		Home Ren Bond Fund	—	Short-term investment	1,652	25,000	—	25,001	Note 3
		HSBC NTD Money Manager Fund 2	—	Short-term investment	5,101	70,377	—	70,379	Note 3
		Mega Diamond Bond Fund	—	Short-term investment	7,148	80,500	—	80,500	Note 3
		Turswell Bond Fund	—	Short-term investment	3,205	40,000	—	40,131	Note 3
		Polaris Fu-Li Strategic Income Fund	—	Short-term investment	959	10,000	—	10,000	Note 3
		Cathay Fund	—	Short-term investment	1,601	13,000	—	12,840	Note 3
		Cathay Small Cap Growth Bond Fund	—	Short-term investment	315	5,000	—	4,953	Note 3
		Cathay Technology Fund	—	Short-term investment	1,052	15,000	—	14,920	Note 3

3	Chunghwa Investment Holding Company	Common stock
		Donghua Telecom Co., Limited	Subsidiary	Investments in unconsolidated companies	4,590	8,526	100	8,526	Note 2
		Chunghwa Telecom (ASIA) Company	Subsidiary	Investments in unconsolidated companies	—	—	100	—	Note 2

Note 1: The net asset values of unconsolidated companies were based on audited financial statements.

Note 2: The net asset values of unconsolidated companies were based on unaudited financial statements.

Note 3: The market value of short-term investments were based on the net asset values as of June 30, 2005 or the average price of June 2005.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE SIX MONTHS ENDED JUNE 30, 2005

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount
0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)
		JF (Taiwan) First Bond Fund	Short-term investment	—	—	43,812	$600,000	43,557	$600,000	43,812	$603,505	$600,000	$3,505	43,557	$600,000
		JF (Taiwan) Taiwan Bond Fund	Short-term investment	—	—	33,652	500,000	33,453	500,000	33,652	502,978	500,000	2,978	33,453	500,000
		Dresdner Bond DAM Fund	Short-term investment	—	—	79,876	900,000	70,495	800,000	79,876	905,765	900,000	5,765	70,495	800,000
		Invesco ROC Bond Fund	Short-term investment	—	—	68,986	1,000,000	68,560	1,000,000	68,986	1,006,216	1,000,000	6,216	68,560	1,000,000
		ABN AMRO Bond Fund	Short-term investment	—	—	47,725	700,000	74,568	1,100,000	61,316	905,015	900,000	5,015	60,977	900,000
		ABN AMRO Select Bond Fund	Short-term investment	—	—	63,451	700,000	135,235	1,500,000	99,612	1,105,971	1,100,000	5,971	99,074	1,100,000
		PCA Well Pool Fund	Short-term investment	—	—	106,401	1,300,000	81,372	1,000,000	106,401	1,306,189	1,300,000	6,189	81,372	1,000,000
		HSBC Taiwan Dragon Fund	Short-term investment	—	—	19,967	300,000	—	—	—	—	—	—	19,967	300,000
		HSBC NTD Money Management Fund 2	Short-term investment	—	—	36,468	500,000	61,662	850,000	51,022	704,010	700,000	4,010	47,108	650,000
		FUBON Ju-I III Fund	Short-term investment	—	—	75,498	900,000	91,738	1,100,000	83,885	1,006,405	1,000,000	6,405	83,351	1,000,000
		Shinkong Chi-Shin Fund	Short-term investment	—	—	107,498	1,500,000	178,160	2,500,000	143,254	2,011,921	2,000,000	11,921	142,404	2,000,000
		NITC Bond Fund	Short-term investment	—	—	—	—	24,877	4,000,000	12,469	2,009,760	2,000,000	9,760	12,408	2,000,000
		Barits Bond Fund	Short-term investment	—	—	—	—	33,683	400,000	—	—	—	—	33,683	400,000
		Taishin Lucky Fund	Short-term investment	—	—	—	—	9,966	100,000	—	—	—	—	9,966	100,000
		TIIM High Yield Fund	Short-term investment	—	—	—	—	9,902	120,000	—	—	—	—	9,902	120,000
		Fuh-Hwa Albatross Fund	Short-term investment	—	—	—	—	2,719	30,000	—	—	—	—	2,719	30,000
		Fubon Global Reit Fund	Short-term investment	—	—	—	—	20,000	200,000	—	—	—	—	20,000	200,000
		HSBC Trinity Balanced Fund	Short-term investment	—	—	—	—	25,000	250,000	—	—	—	—	25,000	250,000
		JF (Taiwan) Pacific Balanced Fund	Short-term investment	—	—	—	—	10,000	100,000	—	—	—	—	10,000	100,000
		Hua Nan Global Henry Fund	Short-term investment	—	—	—	—	10,000	100,000	—	—	—	—	10,000	100,000
		Polaris Global Reits Fund	Short-term investment	—	—	—	—	20,000	200,000	—	—	—	—	20,000	200,000
		Fidelity Euro Bond Fund	Short-term investment	—	—	—	—	813	407,880	—	—	—	—	813	407,880
		Credit Suisse BF (Lux) Euro	Short-term investment	—	—	—	—	28	407,880	—	—	—	—	28	407,880

		Real estate investment trust fund
		Fubon No.1	Short-term investment	—	—	—	—	100,000	100,000	—	—	—	—	10,000	100,000

		Real estate investment trust fund
		YCHK 3M Libor Pgn	Short-term investment	—	—	—	—	—	100,000	—	—	—	—	—	100,000

1	Chunghwa Investment Co., Ltd.	Beneficiary certificates
		PCA Bond Fund	Short-term investment	—	—	6,665	101,013	7,893	120,191	10,611	161,518	161,013	505	3,947	60,191
		FGIT Duoli-2 Bond Fund	Short-term investment	—	—	3,510	50,000	7,019	100,497	7,019	100,497	100,170	327	3,510	50,327
		FGIT Duoli Bond Fund	Short-term investment	—	—	—	—	7,386	120,000	7,386	120,169	120,000	169	—	—
		Fuwha Bond Fund	Short-term investment	—	—	8,330	103,710	9,604	120,200	13,132	164,278	163,710	568	4,802	60,200
		Jamef Bond Fund	Short-term investment	—	—	5,199	71,064	2,916	40,000	8,115	111,409	111,064	345	—	—
		Cathay Capital Income Growth Bond Fund	Short-term investment	—	—	8,523	90,655	17,012	181,722	18,913	202,119	201,447	672	6,622	70,930
		Mega Diamond Bond Fund	Short-term investment	—	—	13,415	150,000	—	—	9,815	110,168	109,747	421	3,600	40,253
		NITC Bond Fund	Short-term investment	—	—	—	—	966	155,000	842	135,353	135,000	353	124	20,000
		HSBC Taiwan Dragon Fund	Short-term investment	—	—	3,434	51,602	3,434	51,775	6,868	103,671	103,377	294	—	—
		Sheng-hua 1699 Bond Fund	Short-term investment	—	—	—	—	9,891	120,000	7,015	85,222	85,000	222	2,876	35,000
		Cathay Bond Fund	Short-term investment	—	—	5,339	60,000	6,585	74,349	5,339	60,073	60,000	73	6,585	74,349

2	Chunghwa System Integration	Beneficiary certificates
	Co., Ltd.	Mega Diamond Bond Fund	Short-term investment	—	—	—	—	14,289	160,500	7,141	80,148	80,000	418	7,148	80,500

TABLE 3

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE SIX MONTHS ENDED JUNE 30, 2005

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter- party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Building	2005.02.21	$473,248	Paid	Kun-Fu Construction Co., Ltd.	None	—	—	—	—	Bidding	New office	None

TABLE 4

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE FOR THE SIX MONTHS ENDED JUNE 30, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount						Balance as of June 30, 2005					Net Income (Loss) of the Investee			Recognized Gain (Loss)			Note
				June 30, 2005			December 31, 2004			Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Chunghwa Investment Co., Ltd.	24F, No. 456, Hsinyi Rd., Sec. 4, Taipei	Investment		$980,000			$980,000		98,000	49		$925,719			$(6,612)			$(3,240 (Note 1	) )	Equity- accounted investee

	Taiwan International Standard Electronics	No. 4, Min Sheng St., Tu-Chen Taipei Hsien	Manufacturing, selling, designing and maintaining of telecommunications systems and equipment		164,000			164,000		1,760	40		567,456			52,329			68,222 (Note 2)		Equity- accounted investee

Chunghwa Investment Co., Ltd.	Chunghwa System Integration Co., Ltd.	24F, No. 458, Hsinyi Rd., Sec. 4, Taipei	Integrated communication and information services		600,000			600,000		60,000	100		613,914			9,894			9,894 (Note 1)		Subsidiary

	Chunghwa Telecom Global	United States	Multinational enterprise data service, Internet gateway and voice wholesale, mobile commerce value-added services, and content services	US$	204,271 ( 6,000 thousand	)	US$	204,271 ( 6,000 thousand	)	6,000	100	US$	103,383 ( 3,264 thousand	)	US$	(20,046 ( 633 thousand	) )		(20,046)		Subsidiary

	Chunghwa Investment Holding Company	Brunei	Investment	US$	20,000 ( 589 thousand	)	US$	20,000 ( 589 thousand	)	589	100	US$	8,447 ( 267 thousand	)	US$	6,148 ( 195 thousand	)		(6,148)		Subsidiary

	PandaMomum Company	British Virgin Island	Develop PandaMomum project and provide multimedia services		¥20,000 ( 65,094 thousand	)		¥20,000 ( 65,094 thousand	)	602	43		¥18,406 ( 63,821 thousand	)		¥(8 ( 27 thousand	) )		(3)		Equity- accounted investee

Chunghwa Investment Holding Company	Donghua Telecom CO., Ltd	Hong Kong	Engage in telecom related investments, provide international private leased circuits (IPLC),internet protocol virtual private network (IPVPN), and internet transit	US$	20,000 ( 589 thousand	)	US$	20,000 ( 589 thousand	)	4,590	100	US$	8,526 ( 269 thousand	)	HK$	(6,148 ( 1,523 thousand	) )	US$	(6,148 ( 195 thousand	) )	Subsidiary

	Chunghwa Telecom (ASIA) Company	Hong Kong		HK$	— (1)		HK$	— (1)		—	100		—			—			—		Subsidiary

Note 1:	The equity in net income (net loss) of unconsolidated companies was based on audited financial statements.

Note 2:	The equity in net gain of an unconsolidated company amounted to $20,932 thousand was calculated from the audited financial statements plus a gain on realized upstream transactions of $71,865 thousand less a gain on unrealized upstream transactions of $24,575 thousand.

Exhibit 2

Chunghwa Telecom Co., Ltd.

Financial Statements as of December 31, 2004 and

June 30, 2005 (Unaudited) and for Three Months and

Six Months Ended June 30, 2004 and 2005 (Unaudited)

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

	December 31, 2004	June 30
		2005	2005
	NT$	NT$ (Unaudited)	US$ (Unaudited) (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$29,283	$51,394	$1,624
Short-term investments	9,115	14,518	459
Trade notes and accounts receivable, net	13,673	12,114	383
Inventories, net	1,439	1,939	61
Prepaid expenses	602	3,280	104
Deferred income taxes	17,283	17,530	554
Other current assets	1,609	1,876	59

Total current assets	73,004	102,651	3,244

INVESTMENTS IN UNCONSOLIDATED COMPANIES	4,035	4,099	130

PROPERTY, PLANT AND EQUIPMENT, NET	311,638	299,662	9,471

INTANGIBLE ASSETS
Deferred pension cost	33,222	33,222	1,050
3G concession	10,179	10,106	319
Patents and computer software, net	207	176	6

Total intangible assets	43,608	43,504	1,375

OTHER ASSETS
Deferred income taxes - non-current	2,444	2,237	71
Other	3,692	3,695	117

Total other assets	6,136	5,932	188

TOTAL	$438,421	$455,848	$14,408

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade notes and accounts payable	$14,484	$10,570	$334
Income tax payable	5,032	5,701	180
Accrued expenses	14,368	12,665	400
Accrued pension liabilities	44,252	44,007	1,391
Current portion of deferred income	2,633	2,434	77
Current portion of long-term loans	200	200	6
Dividends payable	—	45,344	1,433
Customers’ deposits	9,262	8,498	269
Other current liabilities	18,966	18,514	586

Total current liabilities	109,197	147,933	4,676

OTHER LIABILITIES
Deferred income, net of current portion	9,778	8,940	283
Long-term loans	500	300	9
Other	203	216	7

Total other liabilities	10,481	9,456	299

Total liabilities	119,678	157,389	4,975

COMMITMENTS AND CONTINGENT LIABILITIES

STOCKHOLDERS’ EQUITY
Capital stock - NT$10 (US$0.32) par value; authorized, issued and outstanding - 9,647,724,900 common shares	96,477	96,477	3,049
Capital surplus	136,362	136,565	4,316
Retained earnings	85,909	65,423	2,068
Cumulative translation adjustments	(5)	(6)	—

Total stockholders’ equity	318,743	298,459	9,433

TOTAL	$438,421	$455,848	$14,408

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

	Three Months Ended June 30			Six Months Ended June 30
	2004	2005	2005	2004	2005	2005
	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited) (Note 3)	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited) (Note 3)
SERVICE REVENUES	$46,298	$46,151	$1,459	$91,926	$90,698	$2,867

OPERATING COSTS AND EXPENSES
Costs of services, excluding depreciation and amortization	14,559	15,290	483	29,050	29,611	936
Marketing, excluding depreciation and amortization	4,423	4,906	155	9,030	9,268	293
General and administrative, excluding depreciation and amortization	644	676	22	1,335	1,364	43
Research and development, excluding depreciation and amortization	597	660	21	1,195	1,259	40
Depreciation and amortization - costs of services	9,604	9,620	304	19,216	19,190	607
Depreciation and amortization - operating expenses	567	602	19	1,158	1,208	38

Total operating costs and expenses	30,394	31,754	1,004	60,984	61,900	1,957

INCOME FROM OPERATIONS	15,904	14,397	455	30,942	28,798	910

OTHER INCOME
Interest	82	134	4	115	216	7
Equity in net income of unconsolidated companies	19	84	3	24	65	2
Other income	599	815	26	1,132	1,575	50

Total other income	700	1,033	33	1,271	1,856	59

OTHER EXPENSES
Interest	—	—	—	—	1	—
Other expense	104	55	2	106	115	4

Total other expenses	104	55	2	106	116	4

INCOME BEFORE INCOME TAX	16,500	15,375	486	32,107	30,538	965

INCOME TAX	2,982	2,585	82	5,658	5,680	180

NET INCOME	$13,518	$12,790	$404	$26,449	$24,858	$785

NET INCOME PER SHARE	$1.40	$1.33	$0.04	$2.74	$2.58	$0.08

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	9,647,724,900	9,647,724,900	9,647,724,900	9,647,724,900	9,647,724,900	9,647,724,900

NET INCOME PER PRO FORMA EQUIVALENT ADS	$14.01	$13.26	$0.42	$27.41	$25.76	$0.81

WEIGHTED-AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING	964,772,490	964,772,490	964,772,490	964,772,490	964,772,490	964,772,490

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in Millions, Except Shares Data)

								Cumulative Translation Adjustments Equity	Total Stockholders’ Equity
	Capital Stock			Retained Earnings
	Common Shares	Amount	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2004 (IN NT$)	9,647,724,900	$96,477	$136,362	$34,287	$2,676	$48,946	$85,909	$(5)	$318,743

Additional capital contributed by government (unaudited)	—	—	(1)	—	—	—	—	—	(1)
Additional capital contributed by the MOTC through selling shares to employees at a discounted price (unaudited)	—	—	204	—	—	—	—	—	204
Appropriations and distributions of 2004 earnings (unaudited):
Legal reserve	—	—	—	4,986	—	(4,986)	—	—	—
Special reserve	—	—	—	—	4	(4)	—	—	—
Dividends declared	—	—	—	—	—	(45,344)	(45,344)	—	(45,344)
Net income for the six months ended June 30, 2005 (unaudited)	—	—	—	—	—	24,858	24,858	—	24,858
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies (unaudited)	—	—	—	—	—	—	—	(1)	(1)

BALANCE, JUNE 30, 2005 (IN NT$) (UNAUDITED)	9,647,724,900	$96,477	$136,565	$39,273	$2,680	$23,470	$65,423	$(6)	$298,459

BALANCE, JUNE 30, 2005 (IN US$) (UNAUDITED) (Note 3)	9,647,724,900	$3,049	$4,316	$1,241	$85	$742	$2,068	$—	$9,433

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Six Months Ended June 30
	2004	2005	2005
	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited) (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$26,449	$24,858	$785
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	802	459	15
Depreciation and amortization	20,374	20,398	645
Net unrealized loss on short-term investments	—	26	1
Gain on sale of short-term investments	—	(80)	(3)
Net loss on disposal of scrap inventories and property, plant and equipment	110	36	1
Equity in net income of unconsolidated companies	(24)	(65)	(2)
Stock compensation expenses for shares issued to employees at a discount	182	204	6
Deferred income taxes	12	(40)	(1)
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(708)	1,103	35
Inventories	(589)	(697)	(22)
Prepaid expenses	(2,589)	(2,678)	(84)
Other current assets	(424)	(270)	(9)
Other assets	923	(46)	(1)
Increase (decrease) in:
Trade notes and accounts payable	(79)	(3,717)	(117)
Income tax payable	714	669	21
Accrued expenses	(2,094)	(1,703)	(54)
Customers’ deposits	(1,340)	(764)	(24)
Other current liabilities	711	1,072	34
Accrued pension liabilities	19	(245)	(8)
Deferred income	(1,309)	(1,037)	(33)
Other liabilities	(48)	13	—

Net cash provided by operating activities	41,092	37,496	1,185

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of short-term investments	(2,302)	(5,349)	(169)
Acquisitions of property, plant and equipment	(9,483)	(9,792)	(310)
Proceeds from disposal of property, plant and equipment	1	—	—
Acquisitions of patents and computer software	(52)	(43)	(1)

Net cash used in investing activities	(11,836)	(15,184)	(480)

(Continued)

	Six Months Ended June 30
	2004	2005	2005
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on principal of long-term loans	$—	$(200)	$(6)
Additional capital contributed by government	17	(1)	—

Net cash provided by (used in) financing activities	17	(201)	(6)

NET INCREASE IN CASH AND CASH EQUIVALENTS	29,273	22,111	699

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	13,553	29,283	925

CASH AND CASH EQUIVALENTS, END OF PERIOD	$42,826	$51,394	$1,624

SUPPLEMENTAL INFORMATION
Interest paid	$—	$1	$—

Income tax paid	$4,933	$5,051	$160

NON-CASH FINANCING ACTIVITIES
Dividends payable	$43,415	$45,344	$1,433

Current portion of long-term loans	$200	$200	$6

The accompanying notes are an integral part of the financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa continues to carry out the business and the DGT continues to be the industry regulator.

As a “dominant telecommunications service provider” of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

The MOTC is in the process of privatizing the Company by reducing the government ownership to below 50% in stages. Certain of the Company’s common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common shares were also sold to its employees at various dates from October 2000 to July 2005. In July 2003, the MOTC sold the Company’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). In August 2005, the MOTC sold 289,431,000 common shares in the ROC and 1,350,682,000 common shares in an international offering of securities in the form of ADS. As of August 2005, the MOTC owns 47.84% shares of the Company.

The Company’s common shares were listed and traded on the Taiwan Stock Exchange and the New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements has been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”) and, in the opinion of management, include all adjustments necessary for a fair statement of the results of operations, financial position and cash flows for each period presented. The results for interim periods are not necessarily indicative of results for the full year.

Cash Equivalents

Cash equivalents include commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-term Investments

Short-term investments include commercial paper purchased with original maturities greater than 90 days. The Company has classified investments as held to maturity which the Company has the ability to and intends to hold to maturity. Held-to-maturity investments are reported at amortized cost with any realized gains and losses recorded in other income and expense. Investments in mutual funds, real estate investment trust funds and stocks are designated as trading and are carried at their fair value with unrealized valuation gains and losses recognized in earnings.

Employee Stock Compensation

In connection with the privatization plan of the Company, employees may be offered to purchase shares of common stock of the Company at less than fair market value. The Company records the difference between the quoted market price of the stock on the date of purchase and the purchase price as compensation expense and charges to income in the period of the purchase.

Derivative Financial Instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. A forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These foreign currency forward exchange contracts are denominated in the same currency in which the underlying foreign currency liabilities are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. For contracts that are designated and effective as hedges, unrealized gains and losses on open contracts at the end of each accounting period, resulting from changes in the fair value of these contracts, are recognized in earnings in the same period as gains and losses on the underlying foreign denominated receivables are recognized and generally offset. Gains and losses on forward contracts and foreign denominated liabilities are included in other income (expense), net. The Company does not enter into or hold derivatives for trading or speculative purposes and only enters into contracts with highly rated financial institutions.

Derivatives are recognized at fair value and included in either other current liabilities or other current assets on the balance sheet.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment.” SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after June 15, 2005, and prior period’s awards that are modified, repurchased, or cancelled after June 15, 2005. There is no impact to the Company as a result of this standard as the Company does not currently issue stock options to its employees or others. In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections.” SFAS No. 154 requires that companies apply accounting changes and error corrections to financial statements retrospectively from previous period unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. There is no impact to the Company as a result of this standard as the Company does not currently intend to change its accounting principles, estimate or reporting entity.

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2005, which was NT$31.64 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	CASH AND CASH EQUIVALENTS

	December 31, 2004	June 30, 2005
	NT$	NT$
		(Unaudited)
Cash and bank deposits	$1,958	$2,826
Negotiable certificate of deposit	8,900	15,100
Commercial paper purchased	18,425	33,468

	$29,283	$51,394

5.	SHORT-TERM INVESTMENTS

	December 31, 2004		June 30, 2005
	Carrying Amount	Unrealized Gain (Loss)	Carrying Amount	Unrealized Gain (Loss)
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Open-end bond mutual fund	$8,901	$1	$14,198	$(28)
Principal guarantee notes	—	—	194	—
Real estate investment trust fund	—	—	101	1
Stock	—	—	25	1
Repurchaseable bond	214	(13)	—	—

	$9,115	$(12)	$14,518	$(26)

6.	INVESTMENTS IN UNCONSOLIDATED COMPANIES

The investments in unconsolidated companies comprise the following:

	December 31, 2004		June 30, 2005
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
	NT$		NT$
			(Unaudited)	(Unaudited)
Equity investees:
Chunghwa Investment (“CHI”)	$930	49	$926	49
Taiwan International Standard Electronics (“TISE”)	499	40	567	40

	1,429		1,493

Cost investees:
Taipei Financial Center (“TFC”)	2,530	12	2,530	12
RPTI International (“RPTI”)	71	12	71	12
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15

	2,606		2,606

	$4,035		$4,099

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. No dividends were declared by TISE for the three months and six months ended June 30, 2004 and 2005, respectively.

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the three months and six months ended June 30, 2004 and 2005, respectively.

The Company evaluated the investments in TFC, RPTI and Siemens for investment. The investments have no quoted market values and are carried at their original costs which approximate fair value based on the net asset values on the respective companies. Dividends amounted to NT$58 million (unaudited) were declared by Siemens for the six months ended June 30, 2005.

7.	LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

	December 31, 2004	June 30, 2005
	NT$	NT$
		(Unaudited)
Loan from the Common Tunnel Fund	$700	$500
Less: Current portion of long-term loans	200	200

	$500	$300

The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by the Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal was payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT$0.3 billion) starting on March 12, 2005.

As of December 31, 2004 and June 30, 2005, the Company has unused credit lines of approximately NT$190,000 million and NT$177,200 million (unaudited), which are available for short-term and long-term borrowings.

8.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, authorized capital is 9,647,724,900 common shares. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents; exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2004 and June 30, 2005, the outstanding ADSs were 110,975 thousand units, which equaled approximately 1,109,749 thousand common shares which represented 11.50% of the Company’s total outstanding common shares.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and, depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of dividends to be distributed. If the cash dividend to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriation and distributions of the 2004 earnings of the Company have been approved and resolved by the stockholders, for special reserve of $4 million (unaudited), 10% legal reserve of NT$4,986 million (unaudited) and cash dividends of NT$45,344 million (NT$4.7 per share) (unaudited).

The MOTC, in connection with the privatization plan of the Company, sold shares of stock at discounted prices, to employees at various times from October 2000 to October 31, 2003. The employees purchased the common shares at discounts of 10% and 20% in consideration for their commitment to hold the common shares for two and three years (the “holding periods”), respectively. In circumstances wherein the employees took advantage of such discounts, the common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods.

The MOTC, in connection with the compensation of the employees, sold to employees 3,286,907 shares from February 27, 2004 to March 9, 2004, 14,579 shares from May 31, 2004 to June 18, 2004, 382,083 shares from June 30, 2005 to July 6, 2004, 5,098,515 shares from November 30 to December 8, 2004 and 3,681,307 shares from March 31, 2005 to April 8 for total consideration of NT$33 million, NT$0.1 million, NT$4 million, NT$50 million and NT$37 million, respectively. The terms of the offers for the share purchases provided that employees purchase common shares from the above offering and hold the shares for one to three years. Such common shares, pursuant to the Enforcement Rule of the Statute Governing Privatization of State-Owned Enterprises, were sold at par value (NT$10). The employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$204 million (unaudited) as compensation expense for the shares purchased by employees that were subject to par value for the six months ended June 30, 2005, respectively.

From June 30, 2005 to July 6, 2005, the MOTC, in connection with the compensation of the employees, sold to employees 445,661 shares at par value for total consideration of NT$4 million (unaudited), and the company has recognized NT$25 million (unaudited) as compensation expense in July, 2005.

9.	PENSION PLAN

Pension costs amounted to NT$1,112 million (unaudited) and NT$1,332 million (unaudited) for the three months ended June 30, 2004 and 2005, respectively, and NT$2,223 million (unaudited) and NT$2,662 million (unaudited) for the six months ended June 30, 2004 and 2005, respectively. The Company’s contributions to the retirement plan were NT$1,623 million (unaudited) and NT$870 million (unaudited) for the three months ended June 30, 2004 and 2005, and NT$2,204 million (unaudited) and NT$2,907 million (unaudited) for the six months ended June 30, 2004 and 2005, respectively.

10.	COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2005, the Company had remaining commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$3,050 million (unaudited), and (b) acquisitions of telecommunications equipment of NT$15,205 million (unaudited).

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

June 30, 2005
NT$
(Unaudited)
Within the following year	$1,223
During the second year	1,058
During the third year	563
During the fourth year	336
During the fifth year and thereafter	130

$3,310

As of June 30, 2005, the Company had unused letters of credit of NT$6,276 million (unaudited).

The Company has a commitment to contribute NT$2,500 million to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which NT$1,000 million was contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party. In addition, the Company has a commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by the Company on August 15, 1996.

A portion of the land used by the Company during the period of July 1, 1996 to December 31, 2004 was co-own by the Company and Chunghwa Post Co., Ltd. (the former Directorate General of Postal Service). In accordance with the pay order dated July 12, 2005 from the Taiwan Taipei District Court, the Company is required to reimburse Chunghwa Post Co., Ltd. in the amount of $768 million for land usage compensation due to the portion of land usage area in excess of the Company’s ownership along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as a result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District court on July 29, 2005.

11.	LITIGATION

The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

12.	INFORMATION ON FINANCIAL INSTRUMENTS

a.	Derivative financial instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. There were no foreign currency forward exchange contracts outstanding as of June 30, 2005. The net realized exchange loss for the six months ended June 30, 2004 was of NT$27 million (unaudited).

b.	Non-derivative financial instruments are as follows:

	December 31, 2004		June 30, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	$29,283	$29,283	$51,394	$51,394
Short-term investment	9,115	9,115	14,518	14,518
Investments in unconsolidated companies, Accounted for using the equity method	1,429	1,767	1,493	1,718
Refundable deposits (included in “other assets - other”)	3,357	3,357	3,354	3,354
Liabilities
Customers’ deposits	9,262	7,771	8,498	7,089
Long-term loans (including current portion of long-term loans)	700	700	500	500

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

1)	Cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of those instruments.

2)	Short-term investments. The carrying amounts approximate fair values because of the short maturity of those instruments.

3)	Investments in unconsolidated companies, accounted for using the equity method. The fair value is based on net asset values of the investments in unconsolidated companies if quoted market prices are not available.

4)	Refundable deposits. The carrying amounts approximate fair values as the average lease term associated with these deposits is approximately one year.

5)	Customers’ deposits. The fair value is the discounted value based on projected cash flow. The projected cash flows were discounted using the average expected customer service periods.

6)	Long-term loans (including current portion). The fair value is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

13.	SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its business segments based on the various types of telecommunications services provided to customers. The major business segments operated by the Company are classified as below:

•	Local operations - the provision of local telephone services;

•	DLD operations - the provision of domestic long distance call services;

•	ILD operations - the provision of international long distance call services;

•	Cellular operations - the provision of cellular and related services;

•	Paging operations - the provision of paging and related services;

•	Internet and data operations - the provision of Internet access, lease line, and related services;

•	All other operations - the services other than the above six categories, such as carrying out project research and providing training.

The operating segments are managed separately as each operating segment represents a strategic business unit that serves different markets. All the operating segments of the Company have been aggregated into the above reportable segments.

The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company’s chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company’s primary measure of segment profit is based on income or loss from operations.

a.	Business segments:

As of and for the three months ended June 30, 2004 (unaudited)

	Fixed-line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$15,026	$3,497	$3,969	$17,622	$82	$12,687	$674	$53,557
Elimination of intersegment amount	(4,188)	(544)	—	(258)	(1)	(2,563)	(1)	(7,555)
US GAAP adjustments	377	(19)	(23)	(32)	—	—	(7)	296

Total service revenues from external customers	$11,215	$2,934	$3,946	$17,332	$81	$10,124	$666	$46,298

Operating costs and expenses, excluding depreciation and amortization	$8,609	$1,228	$2,616	$7,435	$68	$5,756	$(217)	$25,495
Elimination of intersegment amount	(1,014)	(907)	(724)	(2,770)	(17)	(2,047)	(76)	(7,555)
US GAAP adjustments	457	10	22	175	1	179	(70)	774

	$8,052	$331	$1,914	$4,840	$52	$3,888	$(363)	18,714

Unallocated corporate amount								1,509

Total operating costs and expenses, excluding depreciation and amortization								$20,223

(Continued)

	Fixed-line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Depreciation and amortization	$5,160	$214	$185	$1,527	$80	$3,143	$(63)	$10,246
US GAAP adjustments	(55)	(2)	(3)	(13)	(1)	(25)	—	(99)

	$5,105	$212	$182	$1,514	$79	$3,118	$(63)	10,147

Unallocated corporate amount								24

Total depreciation and amortization								$10,171

Income from operations	$1,257	$2,055	$1,168	$8,660	$(66)	$3,788	$954	$17,816
Elimination of intersegment amount	(3,174)	363	724	2,512	16	(516)	75	—
US GAAP adjustments	(25)	(27)	(42)	(194)	—	(154)	63	(379)

	$(1,942)	$2,391	$1,850	$10,978	$(50)	$3,118	$1,092	17,437

Unallocated corporate amount								(1,533)

Total income from operations								$15,904

Segment income before income tax	$1,361	$2,119	$1,143	$8,610	$(66)	$3,889	$931	$17,987
Elimination of intersegment amount	(3,174)	363	724	2,512	16	(516)	75	—
US GAAP adjustments	122	(24)	(35)	(76)	—	(103)	36	(80)

	$(1,691)	$2,458	$1,832	$11,046	$(50)	$3,270	$1,042	17,907

Unallocated corporate amount								(1,407)

Total segment income before income tax								$16,500

As of and for the three months ended June 30, 2005 (unaudited)

	Fixed-line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$14,015	$3,341	$3,649	$18,512	$37	$13,880	$796	$54,230
Elimination of intersegment amount	(3,911)	(583)	—	(264)	—	(3,571)	(7)	(8,336)
US GAAP adjustments	328	(4)	(5)	(56)	—	1	(7)	257

Total service revenues from external customers	$10,432	$2,754	$3,644	$18,192	$37	$10,310	$782	$46,151

Operating costs and expenses, excluding depreciation and amortization	$8,713	$1,155	$2,590	$8,702	$44	$6,437	$287	$27,928
Elimination of intersegment amount	(926)	(792)	(795)	(3,183)	(7)	(2,531)	(104)	(8,338)
US GAAP adjustments	319	6	13	51	—	89	(24)	454

	$8,106	$369	$1,808	$5,570	$37	$3,995	$159	20,044

Unallocated corporate amount								1,488

Total operating costs and expenses, excluding depreciation and amortization								$21,532

Depreciation and amortization	$4,857	$183	$190	$1,849	$71	$3,157	$(23)	$10,284
US GAAP adjustments	(51)	(2)	(3)	(16)	—	(27)	—	(99)

	$4,806	$181	$187	$1,833	$71	$3,130	$(23)	10,185

Unallocated corporate amount								37

Total depreciation and amortization								$10,222

Income from operations	$445	$2,003	$869	$7,961	$(78)	$4,286	$532	$16,018
Elimination of intersegment amount	(2,985)	209	795	2,919	7	(1,040)	97	2
US GAAP adjustments	60	(8)	(15)	(91)	—	(61)	17	(98)

	$(2,480)	$2,204	$1,649	$10,789	$(71)	$3,185	$646	15,922

Unallocated corporate amount								(1,525)

Total income from operations								$14,397

Segment income before income tax	$582	$2,060	$936	$8,177	$(78)	$4,424	$508	$16,609
Elimination of intersegment amount	(2,985)	209	795	2,919	7	(1,040)	97	2
US GAAP adjustments	178	(15)	(28)	(128)	—	(31)	(6)	(30)

	$(2,225)	$2,254	$1,703	$10,968	$(71)	$3,353	$599	16,581

Unallocated corporate amount								(1,206)

Total segment income before income tax								$15,375

As of and for the six months ended June 30, 2004 (unaudited)

	Fixed-line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$29,765	$7,095	$7,662	$35,120	$171	$24,951	$1,273	$106,037
Elimination of intersegment amount	(8,197)	(1,168)	—	(496)	(1)	(5,009)	(1)	(14,872)
US GAAP adjustments	785	(17)	(21)	28	—	—	(14)	761

Total service revenues from external customers	$22,353	$5,910	$7,641	$34,652	$170	$19,942	$1,258	$91,926

Operating costs and expenses, excluding depreciation and amortization	$16,317	$2,603	$5,225	$15,576	$153	$11,049	$689	$51,612
Elimination of intersegment amount	(1,900)	(1,934)	(1,419)	(6,118)	(34)	(3,325)	(142)	(14,872)
US GAAP adjustments	1,084	29	53	272	3	454	11	1,906

	$15,501	$698	$3,859	$9,730	$122	$8,178	$558	38,646

Unallocated corporate amount								1,964

Total operating costs and expenses, excluding depreciation and amortization								$40,610

Depreciation and amortization	$10,167	$442	$341	$2,848	$157	$6,300	$270	$20,525
US GAAP adjustments	(112)	(5)	(5)	(26)	(2)	(50)	—	(200)

	$10,055	$437	$336	$2,822	$155	$6,250	$270	20,325

Unallocated corporate amount								49

Total depreciation and amortization								$20,374

Income from operations	$3,281	$4,050	$2,096	$16,696	$(139)	$7,602	$314	$33,900
Elimination of intersegment amount	(6,297)	766	1,419	5,622	33	(1,684)	141	—
US GAAP adjustments	(187)	(41)	(69)	(218)	(1)	(404)	(25)	(945)

	$(3,203)	$4,775	$3,446	$22,100	$(107)	$5,514	$430	32,955

Unallocated corporate amount								(2,013)

Total income from operations								$30,942

Segment income before income tax	$3,315	$4,154	$2,126	$16,682	$(140)	$7,735	$273	$34,145
Elimination of intersegment amount	(6,297)	766	1,419	5,622	33	(1,684)	141	—
US GAAP adjustments	215	(31)	(49)	(56)	—	(237)	(21)	(179)

	$(2,767)	$4,889	$3,496	$22,248	$(107)	$5,814	$393	33,966

Unallocated corporate amount								(1,859)

Total segment income before income tax								$32,107

As of and for the six months ended June 30, 2005 (unaudited)

	Fixed-line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$27,885	$6,592	$7,229	$36,221	$80	$27,120	$1,278	$106,405
Elimination of intersegment amount	(7,873)	(1,157)	—	(565)	—	(6,735)	(7)	(16,337)
US GAAP adjustments	701	3	4	(64)	—	1	(15)	630

Total service revenues from external customers	$20,713	$5,438	$7,233	$35,592	$80	$20,386	$1,256	$90,698

Operating costs and expenses, excluding depreciation and amortization	$16,876	$2,324	$5,210	$16,568	$85	$12,470	$1,276	$54,809
Elimination of intersegment amount	(1,760)	(1,654)	(1,661)	(6,246)	(19)	(4,799)	(200)	(16,339)
US GAAP adjustments	674	15	30	101	1	222	16	1,059

	$15,790	$685	$3,579	$10,423	$67	$7,893	$1,092	39,529

Unallocated corporate amount								1,973

Total operating costs and expenses, excluding depreciation and amortization								$41,502

Depreciation and amortization	$9,691	$369	$341	$3,444	$142	$6,242	$299	$20,528
US GAAP adjustments	(103)	(4)	(6)	(32)	(1)	(53)	—	(199)

	$9,588	$365	$335	$3,412	$141	$6,189	$299	20,329

Unallocated corporate amount								69

Total depreciation and amortization								$20,398

Income from operations	$1,318	$3,899	$1,678	$16,209	$(147)	$8,408	$(297)	$31,068
Elimination of intersegment amount	(6,113)	497	1,661	5,681	19	(1,936)	193	2
US GAAP adjustments	130	(8)	(20)	(133)	—	(168)	(31)	(230)

	$(4,665)	$4,388	$3,319	$21,757	$(128)	$6,304	$(135)	30,840

Unallocated corporate amount								(2,042)

Total income from operations								$28,798

(Continued)

	Fixed-line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Segment income before income tax	$1,365	$4,004	$1,727	$16,593	$(148)	$8,598	$(344)	$31,795
Elimination of intersegment amount	(6,113)	497	1,661	5,681	19	(1,936)	193	2
US GAAP adjustments	528	(8)	(20)	(131)	1	(34)	(22)	314

	$(4,220)	$4,493	$3,368	$22,143	$(128)	$6,628	$(173)	32,111

Unallocated corporate amount								(1,573)

Total segment income before income tax								$30,538

b.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly interconnection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2004	2005	2004	2005
	NT$	NT$	NT$	NT$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Taiwan, ROC	$44,868	$45,180	$89,106	$88,775
Overseas	1,430	971	2,820	1,923

	$46,298	$46,151	$91,926	$90,698

c.	Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has non-revenue generating office in Thailand. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.02 million and NT$0.01 million (unaudited) at December 31, 2004 and June 30, 2005, respectively, are located in Taiwan, ROC.

Exhibit 3

Chunghwa Telecom Reports Operating Results for the First Half and

Second Quarter of 2005

Taipei, Taiwan, R.O.C. August 31, 2005 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported revenues for the half year ending June 30 of NT$90.7 billion, net income of NT$24.9 billion and fully-diluted earnings per common share (EPS) of NT$2.58, or US$ 0.81 per ADS. The Company also reported earnings for the second quarter of 2005 with revenues of NT$46.2 billion, net income of NT$12.8 billion and earnings per share (EPS) of NT$ 1.33, or US$ 0.42 per ADS. All figures were prepared in accordance with US GAAP.

Revenues and Costs

For the first half of 2005, total revenues decreased by 1.3% year-over-year. Of the revenues from individual business segments, 36.8% was from fixed-line services, 39.3% was from wireless services and 22.5% was from Internet and data services, with the remainder from other business lines. Of the individual segments, mobile revenues increased by 2.7% while Internet and Data increased by 2.2%. Revenues from Local services decreased by 7.3%, due mainly to the decrease in dial-up minutes and mobile substitution. Revenues from DLD services decreased by 8.0% mainly due to mobile substitution. ILD revenue decreased by 5.3% due to the decline in average usage fee resulting from severe competition, however, the increase of the wholesale revenue partially offset the decline of the retail revenue. Overall, fixed line revenue decreased by 7.0% year-over-year.

For the first half 2005, operating costs and expenses increased by 1.5% year-over-year. This was mainly due to an increase in handset subsidies of NT$400 million and an increase in marketing expenses for the mobile business of NT$254 million. Pension expense also contributed NT$383 million to the increase, owing to changes in actuarial assumptions.

Total revenue for the second quarter 2005 was NT$46.2bn, a 3.6% increase quarter-over-quarter. Of this, 36.5% was from fixed-line services, 39.5% was from wireless services and 22.3% was from Internet and data services, with the remainder from others.

Total operating costs and expenses for the second quarter of 2005 were NT$31.8bn, a 5.3% increase quarter-over-quarter. This was primarily due to increase in maintenance expenses, increased marketing expenses for the mobile business, and handset subsidies.

Businesses Performance Highlights

Internet and Data Services

•	Internet and data revenue for first half 2005 increased by 2.2% year-over-year to approximately NT$20.4bn. Internet and data revenue in the second quarter of 2005 was NT$10.3bn, a 2.3 % increase quarter-over-quarter.

•	The total number of internet subscribers was nearly 3.96mn as of Jun. 30, 2005, a 7.1% increase year-over-year. In the second quarter of 2005, Chunghwa added 91,000 new subscribers.

•	ADSL subscribers totaled 3.36mn as of Jun. 30, 2005, a 23.3% increase year-over-year. ADSL subscriber growth has continued and Chunghwa added 160,000 subscribers in the second quarter of 2005.

Mobile Service

•	Mobile revenue for the first half of 2005 increased by 2.7% year-over-year to NT$35.6bn. For the second quarter of 2005, mobile revenue increased by 4.6%.

•	At the end of June 2005, mobile subscribers remained at 8.1mn. The company has continued to clean up inactive prepaid subscribers to increase the quality of total subscribers.

•	Chunghwa continues to be the leading mobile operator in Taiwan in terms of both revenue and subscriber market share with 35.2% and 39.3% respectively as of the end of June 2005.

Fixed Line Services

•	Total fixed line revenues for the first half of 2005 declined by 7.0% to NT$33.4bn, due mainly to fixed line competition, mobile substitution and continuous migration of dial-up subscribers to ADSL broadband services. Fixed-line revenue for the second quarter of 2005 was NT$16.8bn, an increase of 1.7% quarter-over-quarter.

•	Chunghwa’s total fixed line subscriber base stood at approximately 13.3mn as of Jun. 30, 2005, an increase of 0.6% year-over-year.

In addition to the solid performance, Chunghwa Telecom became a private company after the overwhelmingly successful ADR placement and the concurrent domestic offering. Currently, MOTC is still the major shareholder of the Company, owning 43.88% of the shares, while QFII and employees own 37.95% and 5.15% of the shares, respectively. The Company also announced that the payment date of dividend reflecting the operating results of year 2004 for ADR shareholders will be on September 12th.

Financial Statements

Financial statements and additional operational data can be found on our website at www.cht.com.tw/ir/filedownload.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press conference contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa Telecom to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa Telecom’s Form F-3 filed with the U.S. Securities and Exchange Commission in connection with our U.S. secondary offering.

The financial statements included in this press conference were unaudited, and prepared and published in accordance with U.S. GAAP. Chunghwa Telecom also prepared certain financial statements for the same periods discussed in this press conference under ROC GAAP. Investors are cautioned that there are many differences between ROC GAAP and U.S. GAAP. As a result, our results under U.S. GAAP and ROC GAAP may in many events be substantially different.

The forward-looking statements in this press conference reflect the current belief of Chunghwa Telecom as of the date of this press conference and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

For inquiries:

Fufu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw